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                       [DIALOGIC CORPORATION LETTERHEAD]


Steven Krupinski                                                   May 27, 1999
Dialogic Corporation

Dear Steve:

In the light of the potential that Dialogic will engage in a transaction in which there is a Change In Control of the Company (as that term is defined in the 1997 Incentive Compensation Plan) and the importance of your contributions to achieving both a successful transaction and a smooth transition, the Board of Directors has approved a special payment plan applicable to you as one of a select group of employees. Subject to the closing of a Change of Control transaction approved by the Board of Directors (the "Closing"), and provided that you are still employed by the Company (except in case of a Termination Event as defined below) thirty days after the Closing, the Company will make the following special incentive payment to you, in addition to your normal compensation:

Payment Number           Payment Date                  Payment Amount
--------------           ------------                  --------------
1                        30 days after Closing         50% of Target Total Cash
                                                       Compensation

In addition, in order to provide you with the incentive to remain in the employ of the Company (and its successor) through the transition period subsequent to any such transaction, and in light of your unique knowledge of the Company and the industry, the Company will make the following additional special retention/severance payments to you, provided that you are still employed by the Company (except in case of a Termination Event as defined below) on the payment date:

2                        90 days after Closing         150% of TTCC

Notwithstanding the requirement of continued employment, if you are subject to a Termination Event (defined to be an involuntary termination other than for Cause, or a reduction in compensation) subsequent to the Closing, each of the above payments shall immediately become payable in full.

In the event that you are paid a severance or special retention payment (excluding pay increases or bonuses given in the ordinary course of business) by the acquiring entity, the above payments other than payment Number 1 shall be pro tanto reduced. Notwithstanding any other provision of this Agreement, to the extent that the net payment to you after taxes, considering the impact

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of Section 280G of the Internal Revenue Code, would be higher if the payments specified herein were reduced or eliminated, then such payments will be reduced to achieve the maximum net after tax benefit to you and you shall not be entitled to the full specified amount. Any such reduction in payments shall first be made on the latest payment otherwise due to your. The Company will assist you in calculating the applicable amounts of such payments as close to the time of Closing as practicable.

For purposes of this Agreement Target Total Cash Compensation ("TTCC") includes base salary and Target MBO Bonus.

Please acknowledge your acceptance of these terms by signing and returning one copy to me.

Sincerely yours,

/s/ Howard G. Bubb
-----------------------------
    Howard G. Bubb

Accepted and Agreed           BY ACCEPTING THIS OFFER, YOU AGREE THIS IS A
                              CONFIDENTIAL MATTER BETWEEN YOU AND DIALOGIC
                              CORPORATION (OR ITS SUCCESSOR). IN ADDITION, YOU
                              WILL NOT DISCLOSE THIS OFFER OR PAYMENT NOR WILL
                              YOU DIRECTLY OR INDIRECTLY CAUSE IT TO BE
                              DISCLOSED TO OTHER EMPLOYEES OF DIALOGIC
                              CORPORATION (OR ITS SUCCESSOR).

/s/ [Signature Illegible]
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